UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PARTS iD, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

524643103

(CUSIP Number)

Roman Gerashenko

P.O. Box 175

Wickatunk,, New Jersey 07765

(732) 639-0532

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roman Gerashenko
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,983,443[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,983,443[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,983,443[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.20%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Based solely on information provided by the Issuer.

2 Percentage of class calculation based on 32,873,458 shares of Class A Common Stock estimated outstanding as of November 20,2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2020.

CUSIP No. 524643103	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value 0.0001 per share (the “Common Stock”) of PARTS iD, Inc., a Delaware corporation (the “Company”), whose principal executive office is 1 Corporate Drive, Suite C, Cranbury, New Jersey 08512.

Item 2.  Identity and Background.

(a)	The person filing this statement is Roman Gerashenko, a citizen of the United States of America.
(b)	The address of Mr. Gerashenko is P.O. Box 175, Wickatunk, New Jersey, 07765.
(c)	Mr. Gerashenko is self-employed in the technology and e-commerce sector.
(d)	Mr. Gerashenko received the shares of Common Stock in connection with the business combination consummated on November 20, 2020 (the “Business Combination”) by the Company with Onyx Enterprises Int’l Corp., a New Jersey corporation (“Onyx”), in exchange for his common shares of Onyx. Mr. Gerashenko did not consent to the exchange and reserves all of his rights with respect to these transactions and the Business Combination.
(e)	During the past five years, Mr. Gerashenko has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Gerashenko did not expend any funds in exchange for the shares of Common Stock. The consideration for the shares of Common Stock received in the Business Combination was the exchange of his common shares of Onyx.

Item 4.  Purpose of Transaction.

The transaction resulted from the exchange of Mr. Gerashenko’s Onyx shares in the Business Combination. Mr. Gerashenko does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D, but reserves his rights with regard to such matters in the future.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Gerashenko beneficially owns 5,983,443 shares of Common Stock of the Company, constituting 18.20% of the issued and outstanding Common Stock, based upon 32,873,458 shares of Common Stock estimated outstanding as of November 20, 2020. Mr. Gerashenko has the sole power to vote or direct the vote of all of such shares of Common Stock. Mr. Gerashenko has the sole power to dispose or direct the disposition of all of such shares of Common Stock. The allocation of 5,983,443 shares of Common Stock was made by the Company. Mr. Gerashenko did not consent to this allocation and reserves all of his rights with respect to all of these transactions and the Business Combination.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Gerashenko does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 524643103	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020
ROMAN GERASHENKO

	By:	/s/ Roman Gerashenko
	Name:	Roman Gerashenko